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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CHANNELL COMMERCIAL CORPORATION
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
159186105
(CUSIP Number)
Myers Power Products, Inc.
725 E. Harrison, Corona, CA 92879
(951)520-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 159186105                           SCHEDULE 13_D

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). MYERS POWER PRODUCTS, INC. - FEIN # 22-3822655

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE, U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,090,559

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,090,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,090,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 159186105                           SCHEDULE 13_D

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). LESLIE WELCH LAWSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,090,559

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,090,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,090,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 159186105                           SCHEDULE 13_D

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). BELGRAVE INVESTMENT HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,090,559

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,090,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,090,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 159186105                           SCHEDULE 13_D

Item 1.	Security and Issuer.
The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Shares”), of Channell Commercial Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 26040 Ynez Road, Temecula, CA 92591.

Item 2.	Identity and Background.
The person filing this statement is Myers Power Products, Inc., a Delaware corporation (“Myers”), whose principal address is 725 E. Harrison Street, Corona, CA 92591. Myers possesses sole power to vote and direct the disposition of all securities held by it in the Company. Myers is engaged in making investments in the manufacturers of electrical switchgear, power control systems, electrical service pedestals, custom cabinets and enclosures, telecom and cable rectifiers and enclosures, uninterruptible power supplies, and emergency lighting inverter systems.
Leslie Welch Lawson, through Belgrave Investment Holdings Limited, owns 100% of the stock of Myers, and therefore is deemed to beneficially own the Company stock held by Myers. Diana Grootonk, the Chief Executive Officer, has voting and investment power with respect to all securities beneficially owned by Myers. Neither Ms. Lawson, nor Ms. Grootonk, has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and neither Ms. Lawson, Ms. Grootonk nor Myers has ever been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it/she was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Ms. Grootonk and Ms. Lawson are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
All funds used to purchase the Common Shares on behalf of the Funds have come directly from the assets of Myers. See Item 5 for further information.

Item 4.	Purpose of Transaction.
Myers purchased the Common Shares of the Company reported on this Schedule 13D for investment purposes. Myers intends to evaluate closely the performance of the Common Shares of the Company, including, without limitation, analyzing and assessing the Company’s business, assets, operations, financial condition, capital structure, management and prospects. Myers may, from time to time, evaluate various options in order to attempt to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Myers may take such actions as it deems appropriate, including, without limitation, (i) engaging in discussions with management and/or the Board of Directors, (ii) communicating with other shareholders, (iii) making proposals to the Company concerning the operations of the Company, (iv) purchasing additional securities of the Company, (v) selling some or all of the securities of the Company, (vi) seeking to make a significant equity investment in the Company, (vii) assisting in providing financing for the company and/or formally requesting a seat on the Board of Directors, all in accordance with applicable securities laws.

CUSIP No. 159186105                           SCHEDULE 13_D

Item 5.	Interest in Securities of the Issuer.
Based upon information set forth in the Company’s most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2008, there were 9,544,134 Common Shares of the Company issued and outstanding as of July 31, 2008.
As of October 1, 2008, Myers held 1,090,559 Common Shares of the Company, or 11.43% of the Common Shares of the Company deemed issued and outstanding as of July 31, 2008.
The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in item 2 (each of which were effected by Myers in ordinary brokerage transactions), during the sixty (60) day period on or prior to October 16, 2008;

				Price per
Date	Type of Transaction	Number of Shares	Security Type	Share ($)
09/05/08	purchase	37,123	Common Shares	$.43
09/08/08	purchase	55,500	Common Shares	$.425
09/09/08	purchase	42,760	Common Shares	$.425
09/10/08	purchase	58,800	Common Shares	$.435
09/11/08	purchase	12,200	Common Shares	$.425
09/12/08	purchase	45,214	Common Shares	$.435
09/15/08	purchase	34	Common Shares	$.435
09/16/08	purchase	439,387	Common Shares	$.43
09/17/08	purchase	31,836	Common Shares	$.435
09/24/08	purchase	367,714	Common Shares	$.38

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as described herein, no contracts, arrangement, understandings or similar relationships exist with respect to the securities of the Company between the persons referenced in Item 2 of this Schedule 13D and any person or entity.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

CUSIP No. 159186105                           SCHEDULE 13_D

SIGNATURE
After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 21, 2008

Myers Power Products, Inc.
By:	/s/ Diana Grootonk
Diana Grootonk,
Chief Executive Officer, Myers Power Products, Inc.

Belgrave Investment Holdings Limited
By:	/s/ Leslie Welch Lawson, Director
Leslie Welch Lawson

By:	/s/ Leslie Welch Lawson
Leslie Welch Lawson